K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 13, 2018

VIA EDGAR AND EMAIL

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File No. 811-04984)
Registration Statement on Form N-1A

Dear Mr. O'Connor:

On Friday, June 22, 2018, I received a voicemail message from you and Michael L. Kosoff  inquiring whether the American Beacon Funds (the “Registrant”) is proposing to take any additional action to address the fact that, for a period of time, the average annual total returns tables in the prospectuses for certain series of the Registrant (each, a “Fund” and collectively, the “Funds”) did not reflect the deduction of the maximum applicable sales charges for A Class and C Class shares.  In particular, you asked how the Registrant intends to address this matter for investors, apart from the preventative and prophylactic measures that the Registrant has already taken, including the filing of a supplement on April 18, 2018 (the “Supplement”) that updated the relevant performance information to reflect the deduction of the maximum applicable sales charges.  You also asked whether the Registrant is contemplating: (1) rescission offers; (2) redemption; (3) a payment by the Funds; and/or (4) setting up a liability.

When we spoke by telephone on Wednesday, June 27, 2018, I provided responses to your inquiries on the Registrant’s behalf.  At that time, you asked that the Registrant submit the responses to the staff (“Staff”) of the Securities and Exchange Commission in a letter that you requested be filed on the EDGAR system and sent to you via email.  Pursuant to that request, this letter provides written responses to your inquiries.

I.	Background

On April 10, 2018, you called to advise me that the Staff was questioning whether the performance information included in the Funds’ recent prospectuses had been calculated in accordance with Instruction 1 to Item 26(b)(1) of Form N-1A, which requires that the performance data presented in the average annual total returns table in a fund’s prospectus reflect the deduction of the maximum applicable sales load.  During that call, you requested additional information which you asked the Registrant to provide to you in a letter filed on the EDGAR system.  You suggested that, to the extent any Fund prospectuses include performance information that was not calculated in accordance with Form N-1A requirements, the Registrant should file a supplement to include that performance information in those prospectuses.

U.S. Securities and Exchange Commission
July 13, 2018

Following your inquiry, the Funds’ investment adviser, American Beacon Advisors, Inc. (the “Manager”), commenced a review of the Funds’ prospectuses and other documents.  The Manager determined that, for a period of time, the performance tables included in the Funds’ prospectuses did not reflect the deduction of the maximum applicable sales load for A Class and C Class shares of the Funds.  The Registrant promptly filed the Supplement on April 18, 2018.   In addition to updating the performance figures in the Funds’ prospectuses to reflect the deduction of the maximum applicable sales load for A Class and C Class shares, the Supplement  disclosed that: (1) the performance information included  in the Supplement reflected the deduction of the maximum sales charge applicable to A Class shares and C Class shares; (2) the performance information for A Class and C Class shares in the original prospectus performance table did not reflect the deduction of any applicable sales charges; and (3) the returns for A Class shares and C Class shares disclosed in the Supplement, which reflected the deduction of the maximum applicable sales charge, are lower than the returns that were previously disclosed in the original  prospectus performance table.1

On May 11, 2018, the Registrant filed a letter (“Response Letter”) on the EDGAR system, which I also emailed to you directly, that provided the additional information you requested when we spoke on April 10, 2018.  In the Response Letter, the Registrant addressed the measures taken by the Registrant to reasonably ensure that the performance information included in the Funds’ prospectuses continues to be compliant with applicable Form N-1A instructions.

II.	Additional Information Requested on June 22, 2018

The Registrant has considered whether, in addition to the Supplement, any steps need to be taken with respect to investors to address the performance disclosures previously included in the Funds’ prospectuses.  As discussed below, the Registrant does not believe that any further action is necessary or appropriate at this time.

A.	The Prospectus Disclosure Was Not Inaccurate or Misleading

The Registrant recognizes that Instruction 1 to Item 26(b)(1) of Form N-1A requires that the average annual total return data reflect the deduction of the maximum applicable sales load.  The Funds’ current prospectuses comply with this requirement and, as noted in the Response

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1 The Supplement also disclosed minor revisions to the performance of the Y Class and R6 Class shares for the American Beacon Large Cap Value Fund.

U.S. Securities and Exchange Commission
July 13, 2018

Letter, the Manager is taking ongoing steps to reasonably ensure that the Funds’ prospectuses remain compliant in this regard.

While the Registrant acknowledges that prior to April 18, 2018, the performance calculations did not comply with Instruction 1, the Registrant does not believe that this fact caused the prospectus to contain an untrue statement of a material fact or omit to state a material fact.  We respectfully observe that the unintentional non-compliance with a Form N-1A instruction does not per se create a material misstatement or omission that causes the total return performance information to be misleading.  Further, we note that Form N-1A does not require a registrant to disclose in its prospectus that the data in the average annual total returns table reflects the deduction of the maximum applicable sales load.

Significantly, the performance information for A Class shares and C Class shares disclosed in the Funds’ prospectuses prior to April 18, 2018 was accurate, even though it did not reflect the deduction of the maximum applicable sales charge.  As the prospectus did not disclose whether the maximum applicable sales charge had been deducted from the returns reflected in the average annual total returns table, there was no affirmative misstatement of a material fact or misleading disclosure in the Funds’ prospectuses.  Corrective action was warranted to align the disclosure with the requirements of Form N-1A; however, the prior disclosure was not inaccurate or misleading.

B.	The Supplement Updated the Disclosure and Informed Shareholders that the Previously Disclosed Performance did not Reflect the Deduction of the Maximum Applicable Sales Load

The Supplement prominently disclosed to shareholders the performance of the Funds’ A Class and C Class shares after the deduction of the maximum applicable sales load, as required by Form N-1A.  It explicitly informed shareholders that the returns in the Supplement reflected the deduction of the maximum applicable sales load and, as such, were lower than the returns disclosed in the original prospectus performance table, which did not reflect the deduction of the maximum sales load.

C.	No Shareholder Complaints

The Supplement was sent to shareholders on or about April 18, 2018, and, to date, not one shareholder has lodged a complaint with the Registrant or requested remedial action.  If a shareholder were to lodge a complaint, the Registrant would consider appropriate remedial action in light of the shareholder’s specific circumstances.

U.S. Securities and Exchange Commission
July 13, 2018

D.	Performance Data in Other Shareholder Communications Reflected Deduction of the Maximum Applicable Sales Load

The returns of the A Class and C Class shares that were disclosed in the Funds’ annual and semi-annual reports and in marketing materials explicitly indicated whether the returns reflected the deduction of the maximum applicable sales load in accordance with Form N-1A requirements.2  The Funds’ annual and semi-annual shareholder reports were sent to all existing shareholders.  The Funds’ marketing materials are available to all potential investors.  Hence, all existing and potential shareholders were provided with access to performance information calculated in accordance with Form N-1A requirements in disclosure documents, other than the Funds’ prospectuses.  Additionally, the long-term performance of all of the relevant Funds generally has been positive, which suggests that very few long-term A Class or C Class shareholders  may have sustained losses in connection with their investment in the Funds.

III.	Discussion of Specific Actions

For the reasons set forth below, the Registrant respectfully does not intend to: (1) offer investors rescission; (2) involuntarily redeem A Class or C Class shares; (3) direct the Funds to make a special payment to investors; or (4) book a liability.

A.	Rescission

Sections 11(a) and 12(a)(2) of the Securities Act of 1933 (“1933 Act”) provide investors with private rights of action to recover losses when a mutual fund’s registration statement contains a material misrepresentation or omission.  There is no duty under these 1933 Act provisions for an issuer on its own initiative to make a rescission offer.  However, an issuer that believes it may have violated Section 11(a) or 12(a)(2) may voluntarily offer investors the opportunity to rescind purchases of shares in order to reduce the risk of potential future liability.  As discussed above, the Registrant believes that the Funds’ registration statement did not include a material misstatement or omission.   Thus, the Registrant does not currently intend to make a rescission offer to the holders of A Class and C Class shares.

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2 The Registrant notes that (as discussed in the Response Letter) the standardized performance information in the marketing materials for each Fund was fully correct, other than with respect to the A Class shares of the American Beacon Grosvenor Long/Short Fund (“Grosvenor Fund”).  The standardized performance information in the marketing materials for the A Class shares of the Grosvenor Fund reflected the deduction of a front-end sales charge of 4.75% (which is the maximum sales load for certain other Funds that offer A Class shares) rather than 5.75%, which is the maximum sales charge assessed on sales of Grosvenor Fund A Class shares.  The Grosvenor Fund’s maximum sales charge was correctly disclosed in the prospectus and marketing materials as 5.75%.  On April 19, 2018, the Registrant updated its website to reflect the deduction of the 5.75% front-end sales load on Grosvenor Fund A Class shares.

U.S. Securities and Exchange Commission
July 13, 2018

B.	Redemption

Shareholders are free to redeem their shares on any day the Funds are open for business.  The Registrant has no authority and does not otherwise intend to involuntarily redeem the Funds’ A Class and C Class shares. The Registrant’s Declaration of Trust authorizes the Trustees to redeem shares of the American Beacon Funds for any reason under the terms established by the Trustees.  The Fund’s registration statement discloses that the Funds may involuntarily redeem outstanding shares only when a shareholder’s account balance falls below the applicable minimum account balance for a period of 45 days.  The disclosure of performance information absent the deduction of the maximum applicable sales load is not a basis for an involuntary redemption.

C.	A Payment by the Funds

The Registrant is not aware of any reason that the A Class and C Class performance information disclosure would warrant any special payment by the Funds to shareholders.

D.	Booking a Liability

As noted above, the Registrant believes that the disclosure of A Class and C Class performance information does not create a liability under the federal securities laws.  Therefore, the Registrant does not intend to book a liability for the Funds related to this matter.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Rosemary Behan Diana Lai Teresa Oxford American Beacon Advisors, Inc.